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                 March 8, 2021

       Mark S. Chalmers
       President, Chief Executive Officer and Director
       Energy Fuels Inc.
       225 Union Blvd., Suite 600
       Lakewood, CO 80228

                                                        Re: Energy Fuels Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 1, 2021
                                                            File No. 333-253666

       Dear Mr. Chalmers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              James Guttman